Filed Pursuant to Rule 433

Registration Statement No. 333-285508

September 9, 2026

NEWS

FOR IMMEDIATE RELEASE

BMO and REX Shares Launch MicroSectors™ 3× Long and -3× Short Communication Services (XLC) and Consumer Staples (XLP) ETNs (Cboe BZX: XLCU, XLCD, XLPU, XLPD)

NEW YORK, September 9, 2026 – Bank of Montreal (“BMO”) and REX Shares, LLC (“REX”) announced today the launch of the following Exchange Traded Notes (“ETNs”) issued by BMO:

ETN Title	Ticker	Exposure Type
MicroSectors™ 3× Long Communication Services (XLC) ETNs due July 31, 2046 (the “XLCU ETNs”)	XLCU	3× (long)
MicroSectors™ -3× Short Communication Services (XLC) ETNs due July 31, 2046 (the “XLCD ETNs”)	XLCD	-3× (short)
MicroSectors™ 3× Long Consumer Staples (XLP) ETNs due July 31, 2046 (the “XLPU ETNs”)	XLPU	3× (long)
MicroSectors™ -3× Short Consumer Staples (XLP) ETNs due July 31, 2046 (the “XLPD ETNs”)	XLPD	-3× (short)

The ETNs will start trading tomorrow on the Cboe BZX Exchange, Inc. under the applicable ticker symbol identified above. Each series of ETNs is intended to offer sophisticated investors three times leveraged long or short, as applicable, participation in the daily performance of the relevant index, before taking into account fees, charges and the decay effect caused by the daily resetting of the leverage.

The XLCU ETNs and the XLCD ETNs are linked to the VettaFi US Communications Fund-Tracking Index, a total return index created, sponsored and maintained by VettaFi LLC that tracks the performance of the State Street® Communication Services Select Sector SPDR® ETF (XLC) and is designed to provide exposure to the communication services sector of the S&P 500® Index through a single fund-tracking vehicle. The ticker symbol of the VettaFi US Communications Fund-Tracking Index is “VXLCF.”

The XLPU ETNs and the XLPD ETNs are linked to the VettaFi US Consumer Staples Fund-Tracking Index, a total return index created, sponsored and maintained by VettaFi LLC that tracks the performance of the State Street® Consumer Staples Select Sector SPDR® ETF (XLP) and is designed to provide exposure to the consumer staples sector of the S&P 500® Index through a single fund-tracking vehicle. The ticker symbol of the VettaFi US Consumer Staples Fund-Tracking Index is “VXLPF.”

The XLCU ETNs, XLCD ETNs, XLPU ETNs and XLPD ETNs further expand the sector coverage of the MicroSectors™ platform and reflect BMO and REX’s continued commitment to broadening the range of leveraged daily trading tools available to sophisticated investors. The new ETNs follow a series of recent MicroSectors™ launches spanning semiconductors, high yield and investment grade corporate bonds, Brazilian, Japanese and Taiwanese equities, and the NYSE® MaNGoS+ Index.

Disclosures

The ETNs are not intended to be “buy and hold” investments and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3× leveraged long or short, as applicable, exposure to the performance of the relevant index on a daily basis, before taking into account the negative effect of the fees and charges. However, as a result of the daily resetting of the leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct long or short investment in the relevant index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intraday basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the relevant index, and returns on the ETNs may be negatively affected in complex ways by the volatility of the relevant index on a daily or intraday basis. It is possible that investors will suffer significant losses in the ETNs that provide leveraged long exposure even if the long-term performance of the relevant index is positive. Similarly, it is possible that investors will suffer significant losses in the ETNs that provide short leveraged exposure even if the long-term performance of the relevant index is negative. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide leveraged exposure to the long or short, as applicable, performance of the relevant index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the applicable pricing supplement and related documents that we have filed with respect to the ETNs (each, an “ETN Prospectus”). Investors should review the relevant ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus relating to each series of ETNs can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com.

Bank of Montreal, the issuer of each series of ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding each series of the ETNs. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

2

About REX Shares

REX Shares (“REX”) offers a suite of exchange-traded products built for both active traders and long-term investors, spanning income, thematic, and leveraged strategies. Whether making short-term trades, generating income from volatility, or investing in digital assets and emerging themes like drones, REX empowers investors to act on strong market views.

For more information, please visit www.rexshares.com

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of July 31, 2026. Serving clients for more than 200 years, BMO provides a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services across Canada, the United States, and select markets globally. BMO is innovating for business value, by deploying and integrating human, digital and artificial intelligence to personalize client experiences, augment teams, and automate its business responsibly. Driven by its purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed to BMO for use for certain purposes by REX. The VettaFi US Communications Fund-Tracking Index and the VettaFi US Consumer Staples Fund-Tracking Index are service marks of VettaFi and have been licensed for use by REX and BMO. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the indices to track general stock market performance.

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.

3